[LETTERHEAD]
                  [PAUL WEISS RIFKIND WHARTON & GARRISON LLP]


212-373-3024

212-373-2136

emaynard@paulweiss.com



                                 March 8, 2007



                                          FOIA CONFIDENTIAL TREATMENT REQUEST
                                          -----------------------------------


VIA Federal Express
-------------------

Office of Freedom of Information and Privacy Act
U.S. Securities and Exchange Commission
Operations Center
Mail Stop 0-5
6432 General Green Way
Alexandria, VA  22312

                  Re: FOIA Confidential Treatment and Rule 418(b)/Rule 12b-4 Requests Regarding Information and Materials Submitted in the Matter of Nexen Inc. (File No. 001-06702)

Dear Sir or Madam:

                  Pursuant to 17 C.F.R. Section 200.83(c)(3), enclosed is a copy of our request for confidential treatment, dated March 8, 2007 relating to the responses submitted by our client Nexen Inc. ("Nexen") to a comment letter from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, relating to Nexen's annual report on Form 10-K for the year ended December 31, 2005.

--------------------------------------------------------------------------------
IRS CIRCULAR 230 DISCLOSURE: TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS, WE INFORM YOU THAT ANY U.S. FEDERAL TAX ADVICE CONTAINED IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF (I) AVOIDING PENALTIES UNDER THE INTERNAL REVENUE CODE OR (II) PROMOTING, MARKETING OR RECOMMENDING TO ANOTHER PARTY ANY TRANSACTION OR MATTER THAT IS CONTAINED IN THIS DOCUMENT.
--------------------------------------------------------------------------------

                  Should you or any member of the staff have any questions with regard to this letter, please contact me at (212) 373-3024 or my colleague Kathleen McCabe at (212) 373-3711.



                                                     Sincerely,


                                                     /s/ Edwin S. Maynard
                                                     --------------------------
                                                     Edwin S. Maynard

Enclosure


cc: Karl Hiller, Branch Chief, U.S. Securities and Exchange Commission Lily Dang, U.S. Securities and Exchange Commission
       Jenifer Gallagher, U.S. Securities and Exchange Commission
       James Murphy, U.S. Securities and Exchange Commission
       Marvin F. Romanow, Nexen Inc.
       Kevin J. Reinhart, Nexen Inc.
       Rick Beingessner, Nexen Inc.
       Kathleen McCabe, Paul, Weiss, Rifkind, Wharton & Garrison LLP

                                 [LETTERHEAD]
                  [PAUL WEISS RIFKIND WHARTON & GARRISON LLP]



212-373-3024

212-373-2136

emaynard@paulweiss.com



                                 March 8, 2007



                      FOIA CONFIDENTIAL TREATMENT REQUEST

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn:  Ms. Lily Dang
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010

                  Re: FOIA Confidential Treatment and Rule 418(b)/Rule 12b-4 Requests Regarding Information and Material Submitted in the Matter of Nexen Inc. (File No. 001-06702)

Dear Ms. Dang:


                  On behalf of our client Nexen Inc. ("Nexen") and in response to a comment letter dated February 15, 2007 (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission"), Nexen has asked us to submit to you responses to the Comment Letter (the "Responses") relating to its annual report on Form 10-K for the year ended December 31, 2005, attached as ANNEX A hereto.


                        FOR USE OF THE COMMISSION ONLY
                      CONFIDENTIAL TREATMENT REQUESTED BY
                 PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

--------------------------------------------------------------------------------
IRS CIRCULAR 230 DISCLOSURE: TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS, WE INFORM YOU THAT ANY U.S. FEDERAL TAX ADVICE CONTAINED IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF (I) AVOIDING PENALTIES UNDER THE INTERNAL REVENUE CODE OR (II) PROMOTING, MARKETING OR RECOMMENDING TO ANOTHER PARTY ANY TRANSACTION OR MATTER THAT IS CONTAINED IN THIS DOCUMENT.
--------------------------------------------------------------------------------

                  On behalf of Nexen, we respectfully request pursuant to the provisions of 18 U.S.C. Section 1905 and 17 C.F.R. Section 200.83, confidential treatment under the Freedom of Information Act (5 U.S.C. Section 552), of the specifically marked portions (the "Confidential Portions") of the Responses herewith and provided on this date on behalf of Nexen to the Staff. We request that the Confidential Portions of the Responses be treated as nonpublic and confidential matters under the Freedom of Information Act and the applicable Commission regulations, and that such portions and any information contained therein not be published or made available to any person.


                  In addition, we request on behalf of Nexen that all of the following related materials, in their entirety, be likewise treated as nonpublic and confidential matters under the Freedom of Information Act, be maintained in confidence, not made part of any public writing and not be disclosed to any person:

         A. any memoranda, notes, transcripts or other writings which are made by or at the direction of any employee of the Commission (or any other government agency) which incorporate, include or relate to any of the matters:

                  (1)      contained  in  the  Confidential   Portions  of  the
                           Responses; or

                  (2) referred to in any conference, meeting, telephone conversation or interview, relating or pertaining to the Confidential Portions of the Responses, between:

                           (i) Nexen, its subsidiaries or affiliates, or any of their current or former directors, officers, employees, representatives, agents, or counsel, or any other person, and

                           (ii)     the employees of the Commission; and

         B.       this letter.


                  Should any person (including any government employee who is not an employee of the Commission) request an opportunity to inspect or copy the Confidential Portions of the Responses or related materials described above, we request that the undersigned be notified immediately of any such request and be furnished promptly with all written materials pertaining to such request. We further request that we thereafter be notified promptly of any agency determinations with respect to such request and be given ten days' notice prior to any intended release so that Nexen may, if it is deemed necessary or appropriate, submit additional material substantiating this claim.


                        FOR USE OF THE COMMISSION ONLY
                      CONFIDENTIAL TREATMENT REQUESTED BY
                 PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

                  If the Staff determines that confidential treatment is not warranted with respect to the Confidential Portions of the Responses, we respectfully request ten days' notice prior to any intended release so that Nexen may, if it is deemed necessary or appropriate, pursue any available remedies.


BASIS FOR CLAIM OF CONFIDENTIALITY

                  We believe, based on information provided to us by Nexen, that the Confidential Portions of the Responses contain information that is covered by one or more exemptions in the Freedom of Information Act, including 17 C.F.R. Section 200.80(b)(4), which exempts disclosure of trade secrets and commercial or financial information that are privileged or confidential, and 17 C.F.R. Section 200.80(b)(9), which exempts geological and geophysical information and data, including maps, concerning oil and gas wells. We believe, based on information provided to us by Nexen, that the Confidential Portions of the Responses, as well as any memoranda, notes of conversation or other materials relating thereto, contain (i) privileged and confidential trade secrets and commercial information, and (ii) geological and geophysical information, including maps, concerning oil and gas wells, which will be protected from public disclosure pursuant to these exemptions.

                  Pursuant to Rule 83 of the Rules of Practice of the Commission (17 C.F.R. Section 200.83), a copy of this request (but not the Responses) is also being delivered to the Office of Freedom of Information and Privacy Act Operations. Please note that the Confidential Portions of the Responses have been omitted from our EDGAR filing and filed separately with the Commission pursuant to this request for confidential treatment. Such portions are designated [REDACTED] in the electronic filing.

                  The contact information of the responsible representative at Nexen is Mr. Kevin Reinhart, Vice President Corporate Planning & Business Development, 801--7th Avenue S.W., Calgary, Alberta, Canada T2P 3P7, tel: (403) 699-4000. In addition, please note that the submission of the Responses is without prejudice to, and with full reservation of, all privileges, rights and protections that may apply, including the attorney-client privilege and work product doctrine.

                  Please indicate your receipt of this letter and direct any questions you or any member of the Staff may have with regard to this letter to the undersigned at (212) 373-3024 or to my colleague Kathleen McCabe at (212) 373-3711.


                                            Sincerely,


                                            /s/ Edwin S. Maynard
                                            -----------------------
                                            Edwin S. Maynard

Enclosures




                        FOR USE OF THE COMMISSION ONLY
                      CONFIDENTIAL TREATMENT REQUESTED BY
                 PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

VIA FEDERAL EXPRESS

cc:    Office of the Freedom of Information and Privacy Act
       Karl Hiller, Branch Chief, U.S. Securities and Exchange Commission Jenifer Gallagher, U.S. Securities and Exchange Commission
       James Murphy, U.S. Securities and Exchange Commission
       Marvin F. Romanow, Nexen Inc.
       Kevin J. Reinhart, Nexen Inc.
       Rick Beingessner, Nexen Inc.
       Kathleen McCabe, Paul, Weiss, Rifkind, Wharton & Garrison LLP






                        FOR USE OF THE COMMISSION ONLY
                      CONFIDENTIAL TREATMENT REQUESTED BY
                 PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

                                                                        ANNEX A
                                                                        -------


                                COMPANY RESPONSES

         The headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter. The Company's responses to the Staff's comments are as follows:

OIL AND GAS ACCOUNTING - RESERVES DETERMINATION, PAGE 70

     1. WE HAVE REVIEWED YOUR RESPONSE TO COMMENT THREE OF OUR LETTER DATED DECEMBER 21, 2006, INDICATING YOU WOULD PREFER NOT TO DISCLOSE DIFFERENCES BETWEEN YOUR RESERVES ESTIMATES FOR INDIVIDUAL PROPERTIES AND THE CORRESPONDING ESTIMATES MADE BY THE OUTSIDE ENGINEERING FIRMS IN CONNECTION WITH THEIR ASSESSMENTS.

         ALTHOUGH WE APPRECIATE YOUR STATEMENT THAT ESTIMATES FOR INDIVIDUAL PROPERTIES "...DID NOT UNDERGO SUFFICIENT RIGOR TO SUPPORT THE INFERENCE THAT A SEPARATE OPINION WAS PROVIDED ON EACH PROPERTY," AN OPINION ON THE WHOLE DOES SEEM TO SUGGEST THAT RIGOR IN ESTIMATING RESERVES FOR INDIVIDUAL PROPERTIES HAD FALLEN WITHIN ACCEPTABLE PARAMETERS. WE BELIEVE THAT PRESENTING RESERVE ESTIMATES AS BEING AUDITED, AND DISCLOSING THAT DIFFERENCES NOTED WERE WITHIN 10% IN THE AGGREGATE, NECESSARILY ENHANCES THE STANDING OF ESTIMATES YOU DISCLOSE FOR INDIVIDUAL PROPERTIES, AND THEREFORE WARRANTS FURTHER CLARIFICATION.

         WE CONTINUE TO BELIEVE THAT SINCE YOU KNOW THE DIFFERENCES IN ESTIMATES OBSERVED FELL WITHIN A BROADER RANGE THAN IS DISCLOSED FOR THE TOTAL, YOU SHOULD QUALIFY YOUR DISCLOSURES BY QUANTIFYING THE OVERALL RANGE IN ESTIMATES AT THE INDIVIDUAL PROPERTY LEVEL, WHILE NOTING SPECIFIC VARIANCES FOR INDIVIDUAL PROPERTIES THAT ARE MATERIAL, TO COMPLY WITH RULE 12B-20 OF REGULATION 12B. GIVEN YOUR REPLY, YOU SHOULD ALSO DISCLOSE YOUR VIEWS ON THE LEVELS OF RIGOR ASSOCIATED WITH THE AUDIT PROCEDURES THAT YOU BELIEVE WOULD APPROPRIATELY TEMPER PERCEPTIONS ABOUT THE INTEGRITY OF YOUR RESERVE ESTIMATES FOR INDIVIDUAL PROPERTIES.

         ON A RELATED POINT, SINCE QUANTITIES OF SYNCRUDE APPEAR TO HAVE BEEN TAKEN INTO ACCOUNT IN DETERMINING THAT THE OVERALL AUDIT VARIANCE WAS WITHIN 10%, AND BECAUSE SUCH QUANTITIES ARE NOT CONSIDERED TO BE PROVED RESERVES FOR U.S. REPORTING PURPOSES, WE BELIEVE YOU NEED TO
         REVISE YOUR FILING TO DISCLOSE THE AGGREGATE VARIANCE BASED ON THE APPROPRIATE RESERVE DEFINITIONS. IT SHOULD BE CLEAR THAT THE SYNCRUDE RESERVES DO NOT REPRESENT PROVED RESERVES AND THE DIFFERENCE IN THE AGGREGATE FOR THE PROVED RESERVES SHOULD BE STATED.

         SIMILARLY, YOUR PROPOSED DISCLOSURE STATING THAT "ESTIMATES PERTAINING TO INDIVIDUAL PROPERTIES WITHIN THE PORTFOLIO MAY DIFFER BY GREATER THAN 10% AND THE DIFFERENCES MAY BE SIGNIFICANT," AND THAT YOU
         "...WORK WITH THE INDEPENDENT RESERVES CONSULTANT TO RECONCILE THE DIFFERENCE TO WITHIN 10%" SHOULD BE MODIFIED TO MORE ACCURATELY REFLECT YOUR KNOWLEDGE OF THE ACTUAL VARIANCES.


RESPONSE TO COMMENT 1

         In broad terms, your comment requests that we disclose certain details with respect to differences in estimates at the property level, and that we enhance certain disclosures regarding our reserves process. We agree to enhance our disclosures regarding our process as outlined below. We respectfully submit, however, that your request in the third paragraph of your comment to "...qualify our disclosures by quantifying the overall range in estimates at the individual property level, while noting specific variances for individual properties that are material..." is not necessary as we believe such differences are not material.

         In support of our conclusion that the variances are not material, we provide the following observations regarding our 2005 reserves estimates (refer to Exhibit 1 for a summary of the differences by property as included in the respective external evaluator opinions previously provided to you):

         o for the [REDACTED]% of our oil and gas reserves that we had externally assessed (96% including Syncrude), the external evaluators' estimates, in aggregate, were only [REDACTED]% lower than our aggregate estimate ([REDACTED] vs [REDACTED] million boe); in other words, we could choose to adopt the external estimates for all the properties assessed and our total reserves would not be materially lower than what we have disclosed

         o for only those properties where the external estimate was lower than ours (ie, excluding those where their estimate was higher than ours), the differences total [REDACTED] million boe or [REDACTED]% of the oil and gas reserves externally assessed

         o the property with the largest negative quantity variance had a difference of [REDACTED] million boe, which is only [REDACTED]% of the oil and gas reserves externally assessed; it is also only [REDACTED]% lower than our estimate for that property, so we would only need to lower our estimate by [REDACTED] million boe ([REDACTED]% of our oil and gas reserves) to be within 10%

         o     the property with the largest negative  percentage variance (ie,
               [REDACTED]%)   differs  from  the  external   estimate  by  only

               [REDACTED] million boe or [REDACTED]% of our oil and gas reserves

         In 2006, the differences are even smaller as follows (refer to Exhibit 2 for a summary of the differences by property):

         o for the 97% of our oil and gas reserves that we had externally assessed, the external evaluators' estimates, in aggregate, were only [REDACTED]% lower than our aggregate estimate ([REDACTED] vs [REDACTED] million boe)

         o for only those properties where the external assessments were lower than ours, the differences total [REDACTED] million boe or only [REDACTED]% of the oil and gas reserves externally assessed

         o the property with the largest negative quantity variance had a difference of [REDACTED] million boe, which is only [REDACTED]% of the oil and gas reserves externally assessed; it is also only [REDACTED]% lower than our estimate for that property

         o the property with the largest negative percentage variance (ie, [REDACTED]%) differs from the external estimate by less than [REDACTED] boe or [REDACTED]% of our oil and gas reserves

         In summary, we do not have any instances in 2005 and 2006 where the difference between our estimate for an individual property and that of an external evaluator is material in the context of our overall oil and gas reserves. While the percentage variance is often large, the quantity difference is not material.

         We also respectfully submit that for similar materiality-based considerations, we believe it is not necessary to disclose the aggregate difference for the Canadian oil and gas reserves if Syncrude were excluded as requested in the fourth paragraph of your comment. Without Syncrude, the aggregate difference is [REDACTED] million boe, which is less than [REDACTED]% of the oil and gas reserves externally assessed. Nevertheless, as we agreed in our response to comment 3 in our letter dated January 18, 2007, we will amend our 2005 Form 10-K so that it is clear that McDaniel & Associates provided one opinion on a portfolio that included Syncrude and certain oil and gas properties. Similar disclosure is not required in our 2006 Form 10-K since, as disclosed therein, we obtained a separate opinion for Syncrude.

         We understand your comment in the second paragraph that "... disclosing that differences noted were within 10% in the aggregate, necessarily enhances the standing of estimates you disclose for individual properties...". As a result, we included the following caution on page 5 of our 2006 Form 10-K at the beginning of the description of our properties:

               In this Form 10-K, we provide estimates of remaining quantities of oil and gas reserves for our various properties. Such estimates are internally prepared. We had 98% of our reserves assessed by independent reserve consultants. Their assessments are performed at varying levels of property aggregation and we work with them to reconcile the differences on the portfolio of properties to within 10% in the aggregate. Estimates pertaining to individual properties within the portfolio often differ by significantly more than 10%, either positively or negatively. Refer to the section on Oil and Gas Accounting - Reserves Determination on page 71 for a description of our reserves process.

         We propose to make some small revisions to this disclosure in an amendment to our 2006 Form 10-K to conform with the changes outlined in our response to comment 3.

         As it pertains to our 2005 Form 10-K, we propose to include the following in an amendment to our 2005 Form 10-K:

               In this Form 10-K/A, we provide estimates of remaining quantities of oil and gas reserves for our various properties. Such estimates are internally prepared. We had 96% of our oil and gas and Syncrude reserves before royalties (96% after royalties) assessed (either evaluated or audited as described on page [xx]) by independent reserves consultants. Their assessments are performed at varying levels of property aggregation and we work with them to reconcile the differences on the portfolio of properties to within 10% in the aggregate. Estimates pertaining to individual properties within the portfolio often differ by significantly more than 10%, either positively or negatively. Refer to the section on Critical Accounting Estimates - Oil and Gas Accounting - Reserves Determination on page [xx] for a description of our reserves process, and to the section on Reserves, Production and Related Information on page [xx] for a description of the nature and scope of the independent assessments performed and the results thereof.

         We believe the sentence "Estimates pertaining to individual properties within the portfolio often differ by significantly more than 10%, either positively or negatively." addresses your request in the third paragraph of your comment to temper perceptions about the integrity of the reserve estimates for individual properties, and in the last paragraph of your comment to modify the statement relating to individual property differences to more accurately reflect our knowledge of the actual variances.


     2. SINCE YOU STATE ON PAGE 70 THAT YOUR RESERVES ESTIMATES AND RELATED DISCLOSURES ARE PREPARED IN ACCORDANCE WITH "...GENERALLY ACCEPTED INDUSTRY PRACTICES IN THE US AS PROMULGATED BY THE SOCIETY OF PETROLEUM ENGINEERS," FURTHER CLARIFICATION WILL BE REQUIRED. PLEASE CONTACT US BY TELEPHONE TO ARRANGE FOR THE APPROPRIATE REVISIONS.

RESPONSE TO COMMENT 2

         In our 2006 Form 10-K (pages 71 and 82), we eliminated the reference to the Society of Petroleum Engineers. The reference pertains to the manner in which we prepare our probable reserves estimates. Since we do not disclose probable reserves in our U.S. filings, such reference is not necessary.

         We will make the same change in an amendment to our 2005 Form 10-K.


     3. WE BELIEVE YOUR DESCRIPTION OF THE ASSESSMENT SERVICES PROVIDED BY THE VARIOUS ENGINEERING FIRMS IS NOT SUFFICIENTLY CLEAR. IN THE DISCLOSURE REVISION THAT YOU PROPOSE IN RESPONSE TO PRIOR COMMENT 3, YOU STATE THAT YOU HAD 96% OF YOUR OIL AND GAS RESERVES "ASSESSED BY INDEPENDENT ENGINEERS" IN 2005, ALTHOUGH WHEN FURTHER CLARIFYING, YOU STATE THAT THE FIRMS OF DEGOLYER AND MACNAUGHTON, AND MCDANIEL & ASSOCIATES CONSULTANTS LTD., BOTH "PREPARED EVALUATIONS" AND THAT RYDER SCOTT COMPANY, AND WILLIAMS M. COBB & ASSOCIATES, INC., BOTH "AUDITED" CERTAIN PROPERTIES.

         YOU THEN ENDEAVOR TO DEFINE AN EVALUATION AS "...A PROCESS WHEREBY A QUALIFIED RESERVES EVALUATOR ESTIMATES THE REMAINING QUANTITIES OF OIL AND GAS RESERVES...," AND AN AUDIT AS "...A PROCESS WHEREBY AN INDEPENDENT QUALIFIED RESERVES AUDITOR REVIEWS OUR ESTIMATES, SUPPORTING WORK PAPERS AND OTHER DATA AS THEY FEEL IS NECESSARY TO PREPARE THEIR ESTIMATE OF THE REMAINING QUANTITIES OF OIL AND GAS RESERVES."

         SINCE YOU INDICATE THAT ESTIMATES OF "REMAINING QUANTITIES" OF OIL AND GAS RESERVES ARE BEING MADE FOR BOTH EVALUATIONS AND AUDITS, EXPAND

         YOUR DISCLOSURE AS NECESSARY TO CLARIFY THE EXTENT TO WHICH YOU DID NOT PREPARE THE RESERVE ESTIMATES DISCLOSED. IT SHOULD BE CLEAR HOW THE REMAINING QUANTITIES COMPARE TO THOSE QUANTITIES YOU PREPARED, AND THOSE WHICH COMPRISE THE 96% FIGURE THAT YOU MENTION.

         PLEASE ALSO REVISE YOUR DOCUMENT TO INCLUDE THE FOLLOWING INFORMATION, AS IT RELATES TO EACH OF THE ENGINEERING ASSESSMENTS, SEPARATELY FOR EACH OF THE EVALUATIONS AND AUDITS MENTIONED IN YOUR REPLY, THAT WERE CONDUCTED ON YOUR 2005 RESERVES.

         (a) EXPLAIN THAT YOUR USE OF THE TERM ENGINEERING ASSESSMENT IS INTENDED ONLY TO REFER TO THE COLLECTIVE APPLICATION OF THE PROCEDURES OUTLINED IN THE DOCUMENT, FOR WHICH THE OUTSIDE ENGINEERING FIRMS WERE ENGAGED TO PERFORM. PLEASE CLARIFY THAT THIS TERM MAY BE DEFINED AND USED DIFFERENTLY BY OTHER COMPANIES.

         (b) INDICATE WHO SELECTED THE PROPERTIES TO BE ASSESSED, EVALUATED, REVIEWED, OR AUDITED, AND THE BASIS ON WHICH THOSE SELECTIONS WERE MADE. IDENTIFY ANY MATERIAL PROPERTIES THAT WERE NOT SUBJECT TO THIRD PARTY ASSESSMENT AND STATE THE REASONS.

         (c) DISCLOSE THE NATURE AND SCOPE OF THE ASSESSMENT PROCEDURES THAT WERE PERFORMED AND IDENTIFY ANY LIMITATIONS. FOR EXAMPLE, THE ENGINEERING FIRMS MAY HAVE EVALUATED AND TESTED OR CONDUCTED OTHER PROCEDURES ON ANY OF THE FOLLOWING:

               o ASSUMPTIONS UNDERLYING DECLINE CURVE ANALYSIS, AS THE RELATE TO PRODUCTION AND PRESSURE,

               o WELL SPACING, AS IT RELATES TO RESERVES ON UN-DRILLED LOCATIONS, AND EVIDENCE OF COMMUNICATION OR POTENTIAL DRAINAGE TO OFFSETTING PRODUCING WELLS,

               o    OWNERSHIP INTEREST IN THE PROPERTIES EVALUATED,

               o HISTORICAL COSTS OF OPERATIONS AND DEVELOPMENT OF THE PROPERTIES EVALUATED,

               o PRODUCT PRICES, INCLUDING AGREEMENTS IMPACTING REVENUES AND FUTURE OPERATIONS.

         (d) DISCLOSE THE EXTENT TO WHICH THE OUTSIDE ENGINEERING FIRMS DETERMINED THAT YOUR RESERVE ESTIMATES WERE REASONABLE OR FAIRLY STATED, RELATIVE TO THE CRITERIA OF "REASONABLE CERTAINTY," AS IT PERTAINS TO EXPECTATIONS ABOUT THE RECOVERABILITY OF RESERVES IN FUTURE YEARS, UNDER EXISTING ECONOMICS AND OPERATING

               CONDITIONS; CONSISTENT WITH THE DEFINITION OF RULE 4-10(A)(2) OF REGULATION S-X.

         (e) DISCLOSE THE QUANTITY AND PERCENTAGE VARIANCES BETWEEN THE RESERVE ESTIMATES YOU PREPARED AND THOSE OF THE OUTSIDE ENGINEERING FIRM, IN THE AGGREGATE AND FOR INDIVIDUAL PROPERTIES THAT ARE MATERIAL. INCLUDE THE PERCENT OF WELLS HAVING ESTIMATES DEVIATING BEYOND THE VARIANCE DISCLOSED FOR RESERVES IN THE AGGREGATE, AND THE PERCENTAGE OF TOTAL PROVED RESERVES ASSOCIATED WITH SUCH WELLS.

         WE BELIEVE THE ABOVE INFORMATION WOULD BE MEANINGFULLY SITUATED IN A SEPARATE SUBSECTION WITHIN YOUR DISCUSSION OF PROPERTIES. ANY MENTION OF THE INDEPENDENT ENGINEERING ASSESSMENTS, EVALUATIONS OR AUDITS APPEARING OUTSIDE OF THIS SECTION SHOULD INCLUDE A CROSS REFERENCE TO THESE DISCLOSURES FOR INFORMATION ABOUT THE SCOPE AND LIMITATIONS OF THE PROCEDURES PERFORMED.

RESPONSE TO COMMENT 3

         We agree to amend our disclosures in our 2005 and 2006 Form 10-Ks to clarify our reserves process as it pertains to the external assessments that we have performed on our internal estimates. There are a few items with respect to your request that we provide further comment on.

         Paragraph 3 of your comment requests that we clarify the extent to which we did not prepare the reserve quantities. We prepared all of the disclosed estimates. We have over 90% of these estimates externally assessed, with the unassessed reserves relating to very small properties. We disclose these facts in various places in our Form 10-Ks, some of which can be seen in our proposed disclosures noted below.

         You have asked that we provide certain information separately for each of the external assessments. We engage each of the engineering firms to perform, without limitation, an evaluation or audit of our properties in accordance with professional standards (either the Society of Petroleum Engineers or the Association of Professional Engineers, Geologists and Geophysicists of Alberta), and to provide us with an opinion whether our estimates are prepared in accordance with SEC Rules. To avoid repetition or confusion that may be created by using their different words to describe the same work, we propose to provide a description of the evaluation and audit processes rather than for each of the external firms. We will provide separate disclosures for each of the external firms with respect to the portfolio of properties they assessed and their opinions. We believe the proposed disclosures provide an overview of the nature of the work performed, the portfolio of properties assessed and their opinions. In preparing our proposed disclosure, we reviewed the correspondence which is on the public record between the SEC and each of Marathon and Pioneer on the external evaluation process they follow, and their 2006 Form 10-Ks. We also reviewed the reserves-related disclosures of other companies' 2005 and 2006 Form 10-Ks. We believe the level of disclosure we are proposing exceeds that provided by these companies in their recent Form 10-Ks.

         You have also asked that we disclose quantity and percentage variances in aggregate and by property, and certain information by well. We do not believe it is appropriate to disclose the differences in aggregate as our process is to work with each external firm to reconcile within our tolerance range of 10% and to stop further efforts once this is achieved as we believe there is limited cost benefit in continuing the analysis. We note that this process is consistent with Marathon and Pioneer as disclosed in their 2006 Form 10-Ks. With respect to the requested individual property and well disclosures, we refer you to our response to comment 1.

         Finally, you have asked that we provide the disclosures as a subsection within our discussion of properties. We propose to include a paragraph at the beginning of the property section to caution readers that even though we have a large portion of our reserves independently assessed, the reserves estimates for a particular property often differ by more than 10%. This is cross-referenced to the section on Reserves, Production and Related Information where we have our reserves disclosures. This section then provides the requested disclosure regarding the nature and extent of the assessments and the results thereof. We believe this is an effective and logical way to provide the disclosures.

         In light of the foregoing, we propose to include the following revisions in an amendment to our 2005 Form 10-K. We note that we have reviewed the proposed disclosures (for 2005 and 2006) with our engineering firms, and they have indicated that it is acceptable to them and they are prepared to provide us with the necessary consent letters.

         We propose to include the following paragraph at the beginning of the property section.

               In this Form 10-K/A, we provide estimates of remaining quantities of oil and gas reserves for our various properties. Such estimates are internally prepared. We had 96% of our oil and gas and Syncrude reserves before royalties (96% after royalties) assessed (either evaluated or audited as described on page [xx]) by independent reserves consultants. Their assessments are performed at varying levels of property aggregation and we work with them to reconcile the differences on the portfolio of properties to within 10% in the aggregate. Estimates pertaining to individual properties within the portfolio often differ by significantly more than

               10%, either positively or negatively. Refer to the section on Critical Accounting Estimates - Oil and Gas Accounting - Reserves Determination on page [xx] for a description of our reserves process, and to the section on Reserves, Production and Related Information on page [xx] for a description of the nature and scope of the independent assessments performed and the results thereof.

         We propose to include the following in the section on Reserves, Production and Related Information at the end of the property descriptions.

               Reserve estimates in this report are internally prepared. Refer to the section on Critical Accounting Estimates - Oil and Gas Accounting - Reserves Determination on page [xx] for a description of our reserves process. As described therein, we have at least 80% of our oil and gas reserves estimates either evaluated or audited annually by independent qualified reserves consultants. The nature and scope of the evaluations and audits is determined by agreement between us and the engineering firm. Independent assessments for other companies may, therefore, be different.

               The following provides an overview of the nature and scope of the independent evaluations and audits that we have performed. An independent evaluation is a process whereby we request a third-party engineering firm to prepare an estimate of our reserves by assessing and interpreting all available data on a reservoir. An independent audit is a process whereby we request a third party engineering firm to prepare an estimate of our reserves by reviewing our estimates, supporting working papers and other data as they feel is necessary. The primary difference is that an auditor reviews our work and estimate in preparing their estimate whereas an evaluator uses the reservoir data to prepare their estimate.

               In each case, we request their estimate to be prepared using standard geological and engineering methods generally accepted by the petroleum industry. Generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production and pressure decline curve analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used is based on their professional judgement and experience. In preparing their estimates, they obtain information from us with respect to property interests, production from such properties, current costs of operations, future development and abandonment, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data. They may rely on the information without independent verification.. However, if in the course of their evaluation they question the validity or sufficiency of any information, we request that they do not rely on such information until they satisfactorily resolve their questions or independently verify such information. We do not place any limitations on the work to be performed. Upon completion of their work, the independent evaluator or auditor issues an opinion as to whether our estimate of the proved reserves for that portfolio of properties is, in aggregate, reasonable relative to the criteria set forth in SEC Rule 4-10(a)(2) of Regulation S-X. These rules define proved reserves as the estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

               Our estimate may differ from the independent evaluators and auditors as they apply their professional judgement and experience, which may result in applying different estimating methods or interpreting data differently than us. We believe our estimate for a portfolio of properties is reasonable when it is, in aggregate, within 10% of the independent evaluator or auditor.

               We engaged DeGolyer and MacNaughton ("D&M") to evaluate 100% of our reserves before royalties (100% after royalties) for the United Kingdom, Yemen Masila and Yemen Block 51. A separate opinion was provided on each of these three areas. D&M provided an opinion on each of the areas that the proved reserves estimate prepared by us is, in aggregate, reasonable when compared to their estimate which was prepared in accordance with SEC Rules.

               We engaged McDaniel & Associates Consultants Ltd. ("McDaniel") to evaluate 91% of our Canadian conventional and CBM reserves before royalties (91% after royalties) and to audit 100% of our Syncrude mining reserves before royalties (100% after royalties). The properties were selected by management and reviewed with the Reserves Review Committee of the Board. All material properties were selected. McDaniel provided an opinion on the combined Canadian conventional, CBM and Syncrude reserves that the proved reserves estimate prepared by us is, in aggregate, within 10% of their estimate which was prepared in accordance with SEC Rules.

               We engaged Ryder Scott Company ("Ryder Scott") to audit

               76% of our U.S. Gulf of Mexico shelf reserves before royalties (76% after royalties). The properties were selected by management and reviewed with the Reserves Review Committee of the Board. All material properties were selected. Ryder Scott provided an opinion that the difference in estimate is within the range of reasonable differences between reserves estimators who have prepared their estimates without bias and that the estimates have been prepared in accordance with SEC Rules.

               We engaged William M. Cobb & Associates, Inc. ("Cobb") to audit 100% of our U.S. Gulf of Mexico deep-water reserves before royalties (100% after royalties). Cobb provided an opinion that the difference in estimate is within the range of reasonable differences between reserves estimators who have prepared their estimates without bias and that the estimates have been prepared in accordance with SEC Rules.

         We also propose to replace paragraph 8 in Critical Accounting Estimates - Oil and Gas Accounting - Reserves Determination in an amendment to our 2005 Form 10-K with the following two paragraphs.

               Our reserves are based on internal estimates. To increase our confidence in our estimates, we have at least 80% of our oil and gas and Syncrude reserves either evaluated or audited annually by independent qualified reserves consultants. Given that reserves estimates are based on numerous assumptions, interpretations and judgements, differences frequently arise between the estimates prepared by different qualified estimators. When the initial estimate on the portfolio of properties differs by greater than 10%, we work with the independent reserves consultant to reconcile the difference to within 10%. Estimates pertaining to individual properties within the portfolio often differ by significantly more than 10%, either positively or negatively. We do not attempt to resolve each property to within 10% as it would be time and cost prohibitive given the number of wells in which we have an interest.

               The nature and extent of the independent evaluations and audits, and the results thereof, are provided in the section on Reserves, Production and Related Information on page [xx].

         Consistent with the proposed amendments to our 2005 Form 10-K, we propose to include the following revisions in an amendment to our 2006 Form 10-K. For your convenience, we have highlighted the substantive changes in bold as compared to the disclosures noted above.

         We propose to include the following paragraph at the beginning of the property section.

               In this Form 10-K/A, we provide estimates of remaining quantities of oil and gas reserves for our various properties. Such estimates are internally prepared. We had 97% of our oil and gas reserves before royalties (97% after royalties) and 100% of our Syncrude reserves before royalties (100% after royalties) assessed (either evaluated or audited as described on page [xx]) by independent reserves consultants. Their assessments are performed at varying levels of property aggregation and we work with them to reconcile the differences on the portfolio of properties to within 10% in the aggregate. Estimates pertaining to individual properties within the portfolio often differ by significantly more than 10%, either positively or negatively. Refer to the section on Critical Accounting Estimates - Oil and Gas Accounting - Reserves Determination on page [xx] for a description of our reserves process, and to the section on Reserves, Production and Related Information on page [xx] for a description of the nature and scope of the independent assessments performed and the results thereof.

         We propose to include the following in the section on Reserves, Production and Related Information at the end of the property descriptions.

               Reserve estimates in this report are internally prepared. Refer to the section on Critical Accounting Estimates - Oil and Gas Accounting - Reserves Determination on page [xx] for a description of our reserves process. As described therein, we have at least 80% of our oil and gas reserve estimates either evaluated or audited annually by independent qualified reserves consultants. The nature and scope of the independent evaluations and audits is determined by agreement between us and the engineering firm. Independent assessments for other companies may, therefore, be different.

               The following provides an overview of the nature and scope of the independent evaluations and audits that we have performed. An independent evaluation is a process whereby we request a third-party engineering firm to prepare an estimate of our reserves by assessing and interpreting all available data on a reservoir. An independent audit is a process whereby we request a third party engineering firm to prepare an estimate of our reserves by reviewing our estimates, supporting working papers and other data as they feel is necessary. The primary difference is that an auditor reviews our work and estimate in preparing their estimate whereas an evaluator uses the reservoir data to prepare their estimate.

               In each case, we request their estimate to be prepared using standard geological and engineering methods generally accepted by the petroleum industry. Generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production and pressure decline curve analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used is based on their professional judgement and experience. In preparing their estimates, they obtain information from us with respect to property interests, production from such properties, current costs of operations, future development and abandonment, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data. They may rely on the information without independent verification. However, if in the course of their evaluation they question the validity or sufficiency of any information, we request that they do not rely on such information until they satisfactorily resolve their questions or independently verify such information. We do not place any limitations on the work to be performed. Upon completion of their work, the independent evaluator or auditor issues an opinion as to whether our estimate of the proved reserves for that portfolio of properties is, in aggregate, reasonable relative to the criteria set forth in SEC Rule 4-10(a)(2) of Regulation S-X. These rules define proved reserves as the estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

               Our estimate may differ from the independent evaluators and auditors as they apply their professional judgement and experience, which may result in applying different estimating methods or interpreting data differently than us. We believe our estimate for a portfolio of properties is reasonable when it is, in aggregate, within 10% of the independent evaluator or auditor.

               We engaged DeGolyer and MacNaughton ("D&M") to evaluate 100% of our reserves before royalties (100% after royalties) for the United Kingdom, Yemen Masila, Yemen Block 51 AND NIGERIA. A separate opinion was provided on each of these FOUR areas. D&M provided an opinion on each of the areas that the proved reserves estimate prepared by us is, in aggregate, reasonable when compared to their estimate which was prepared in accordance with SEC Rules.

               We engaged McDaniel & Associates Consultants Ltd. ("McDaniel") to evaluate 98% of our Canadian conventional, CBM and BITUMEN reserves before royalties

               (98% after royalties) [DELETED: and to audit 100% of our Syncrude mining reserves before royalties (100% after royalties)]. The properties were selected by management and reviewed with the Reserves Review Committee of the Board. All material properties were selected. McDaniel provided an opinion that the proved reserves estimate prepared by us is, in aggregate, within 10% of their estimate which was prepared in accordance with SEC Rules.

               We engaged Ryder Scott Company ("Ryder Scott") to audit 82% of our U.S. Gulf of Mexico shelf reserves before royalties (82% after royalties). The properties were selected by management and reviewed with the Reserves Review Committee of the Board. All material properties were selected. Ryder Scott provided an opinion that the difference in estimate is within the range of reasonable differences between reserves estimators who have prepared their estimates without bias and that the estimates have been prepared in accordance with SEC Rules.

               We engaged William M. Cobb & Associates, Inc. ("Cobb") to audit 100% of our U.S. Gulf of Mexico deep-water reserves before royalties (100% after royalties). Cobb provided an opinion that the difference in estimate is within the range of reasonable differences between reserves estimators who have prepared their estimates without bias and that the estimates have been prepared in accordance with SEC Rules.

         We also propose to include the following paragraph as a replacement for paragraph 8 in Critical Accounting Estimates - Oil and Gas Accounting - Reserves Determination in an amendment to our 2006 Form 10-K.

               The nature and extent of the independent evaluations and audits, and the results thereof, are provided in the section on Reserves, Production and Related Information on page [xx].

OTHER INFORMATION

         During our telephone conversation, we agreed to provide you with a draft of our proposed 2005 and 2006 Form 10-K/As incorporating the proposed disclosures from this and prior comment letters. We are finalizing such documents to reflect these latest changes and will provide them supplementally as soon as possible next week.

                                                                      EXHIBIT 1

SUMMARY OF EXTERNAL EVALUATORS REPORTS
RESERVES AT DECEMBER 31, 2005

                                                                           Difference
                        McDaniel Ryder Scott  Cobb    D&M    D&M    D&M    ----------
       Property   Nexen Canada*   US Shelf   US Deep   UK  Masila Block 51 BOE     %
----------------- ----- -------- ----------  -------  ---- ------ -------- ---   ----
Hatton East
Balzac
Medicine Hat
Mantario
Marsden
Cuthbert
Cactus
DORIS
Court
Winter
Thunder
Wetaskiwin
Senlac
Hatton
Corbett

West Cam 170
Eugene Island 18
Vermillion 76
Eugene Island 257
West Cam 148
Vermillion 340                              [REDACTED]
Eugene Island 259
High Island 582
Vermillion 320

Aspen
Dawson
Wrigley
Gunnison

BUZZARD
Scott
Faragon
Telford

Tawila
N Camaal
Heijah
Camaal
S Ressib
Ressib
NE Camaal
S Hemiar
Dahban/Gabal Isbeel
Bainoon/Naziah
Hemiar
Haru
Qataban
W Hemiar
NE Sunah
Sunah

BAK B
BAK A
                  ----- -------- ----------  -------  ---- ------ -------- ---   ----

Nexen estimate          -------- ----------  -------  ---- ------ -------- ---

Difference - boe
Difference - %

* McDaniel report excludes Syncrude for purposes of this analysis; actual opinion provides for a difference of a negative [REDACTED]%

                                                                      EXHIBIT 2

SUMMARY OF EXTERNAL EVALUATORS REPORTS
RESERVES AT DECEMBER 31, 2006

                                                                                      Difference
                           McDaniel Ryder Scott  Cobb    D&M   D&M     D&M       D&M  ----------
      Property      Nexen  Canada    US Shelf   US Deep  UK   Masila Block 51 Nigeria BOE    %
------------------ ------  -------- ----------- ------- ----- ------ -------- ------- ---  -----
LONG LAKE
Mantario
Hatton East
Hatton
Balzac
Court
Cuthbert
Senlac
Cactus Lake
Marsden
Winter
Thunder
Doris
Med Hatt
Wetaskiwin
Corbett

West Cam 170
Vermillion 340
Vermillion 76
Eugene Island18
Eugene Island 259
WEST CAM 148
Eugene Island255-57-58
Eugene Island 295
Hgh Island 582
Vermillion 320

Aspen
Gunnison                                        [Redacted]
Ringo
Dawson
Wrigley
Tobago

Scott
Farragon
Duart
Buzzard
Telford
Ettrick

Heijah
Tawalia
N Camaal
Camaal
S Hemiar
Bainoon/Naziah
S Ressib
Ressib
NE Sunah
Sunah
W Hemiar
NE Camaal
Dahban/Gabal Isbeel
Haru
Hemiar
Qataban

BAK B
BAK A

Usan
                   ------  -------- ----------- ------- ----- ------ -------- ------- ---  -----

Nexen estimate
                           -------- ----------- ------- ----- ------ -------- -----------

Difference - boe
Difference - %